# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 01/23/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001811744

## Reporting persons
- Bering Partners II, L.P. ("Bering II"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 663,246; shared voting power 0; sole dispositive power 663,246; shared dispositive power 0; aggregate amount beneficially owned 663,246 (5.8% of the class)
  Comment: Note to row 5, 7 and 9: 663,246 shares, except that Bering Partners II GP, L.L.C., the general partner of Bering II ("Bering II GP"), and may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Bering II and Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"), the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  Note to row 11: Includes (i) 663,246 shares of Common Stock held by Bering II and (ii) 130,651 shares of Common Stock issuable upon exercise of a pair of warrants to purchase shares of Common Stock (the "Warrants") held by Bering II, and based on 13,481,917 shares of the Issuer's Common Stock outstanding as of November 6, 2024 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024. With respect to the Warrants, Bering II GP originally had 261,302 shares in connection with the Warrants but as of December 31, 2024, one of the warrants expired which reduced the number of shares in connection with exercise under the remaining warrant to 130,651. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 130,651 of shares attributable to the remaining exercisable warrants held by Bering II GP as of January 23, 2024).
- Bering Partners II GP, L.L.C. ("Bering II GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 663,246; shared voting power 0; sole dispositive power 663,246; shared dispositive power 0; aggregate amount beneficially owned 663,246 (5.8% of the class)
  Comment: Note to row 5, 7 and 9: 663,246 shares, of which all are directly owned by Bering II. Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote these shares. Zaytsev and Sawyer, the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  Note to row 11: Includes (i) 663,246 shares of Common Stock held by Bering II and (ii) 130,651 shares of Common Stock issuable upon exercise of a pair of warrants to purchase shares of Common Stock (the "Warrants") held by Bering II, and based on 13,481,917 shares of the Issuer's Common Stock outstanding as of November 6, 2024 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024. With respect to the Warrants, Bering II GP originally had 261,302 shares in connection with the Warrants but as of December 31, 2024, one of the warrants expired which reduced the number of shares in connection with exercise under the remaining warrant to 130,651. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 130,651 of shares attributable to the remaining exercisable warrants held by Bering II GP as of January 23, 2024).
- Evgeny Zaytsev ("Zaytsev"): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 663,246; sole dispositive power 0; shared dispositive power 663,246; aggregate amount beneficially owned 663,246 (5.8% of the class)
  Comment: Note to row 6, 8 and 9: 663,246 shares, of which all are directly owned by Bering II. Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote these shares and Zaytsev and Sawyer, the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  Note to row 11: Includes (i) 663,246 shares of Common Stock held by Bering II and (ii) 130,651 shares of Common Stock issuable upon exercise of a pair of warrants to purchase shares of Common Stock (the "Warrants") held by Bering II, and based on 13,481,917 shares of the Issuer's Common Stock outstanding as of November 6, 2024 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024. With respect to the Warrants, Bering II GP originally had 261,302 shares in connection with the Warrants but as of December 31, 2024, one of the warrants expired which reduced the number of shares in connection with exercise under the remaining warrant to 130,651. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 130,651 of shares attributable to the remaining exercisable warrants held by Bering II GP as of January 23, 2024).
- Philip Sawyer ("Sawyer"): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 663,246; sole dispositive power 0; shared dispositive power 663,246; aggregate amount beneficially owned 663,246 (5.8% of the class)
  Comment: Note to row 6, 8 and 9: 663,246 shares, of which all are directly owned by Bering II. Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote these shares and Zaytsev and Sawyer, the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  Note to row 11: Includes (i) 663,246 shares of Common Stock held by Bering II and (ii) 130,651 shares of Common Stock issuable upon exercise of a pair of warrants to purchase shares of Common Stock (the "Warrants") held by Bering II, and based on 13,481,917 shares of the Issuer's Common Stock outstanding as of November 6, 2024 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024. With respect to the Warrants, Bering II GP originally had 261,302 shares in connection with the Warrants but as of December 31, 2024, one of the warrants expired which reduced the number of shares in connection with exercise under the remaining warrant to 130,651. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 130,651 of shares attributable to the remaining exercisable warrants held by Bering II GP as of January 23, 2024).

## Item 1. Issuer
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing:
This Statement is filed by Bering Partners II, L.P. ("Bering II"), Bering Partners II GP, L.L.C., a Delaware limited liability company ("Bering II GP"), Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Bering II.

Zaytsev and Sawyer are managing members of Bering II GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Bering II.
Address of principal business office or, if none, residence:
Bering Capital
601 California Street, Suite 620
San Francisco, CA 94108
Citizenship: Bering II is a Delaware limited partnership. Bering II GP is a Delaware limited liability company. Zaytsev and Sawyer are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person
Percent of class: See Row 11 of cover page for each Reporting Person
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of Bering II, and the limited liability company agreement of Bering II GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bering Partners II, L.P. ("Bering II"): /s/ Evgeny Zaytsev, Managing Member of the General Partner (10/29/2025)
- Bering Partners II GP, L.L.C. ("Bering II GP"): /s/ Evgeny Zaytsev, Managing Member (10/29/2025)
- Evgeny Zaytsev ("Zaytsev"): /s/ Evgeny Zaytsev, Evgeny Zaytsev (10/29/2025)
- Philip Sawyer ("Sawyer"): /s/ Philip Sawyer, Philip Sawyer (10/29/2025)